UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to ________

Commission file number: 000-21318

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

O’Reilly Automotive, Inc.

Profit Sharing and Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

O’Reilly Automotive, Inc.

233 South Patterson Avenue

Springfield, Missouri 65802

Financial Statements and Supplemental Schedule

(Modified Cash Basis)

O’Reilly Automotive, Inc.

Profit Sharing and Savings Plan

As of December 31, 2022 and 2021, and for the year ended December 31, 2022 with report of Independent Registered Public Accounting Firm

O’Reilly Automotive, Inc.

Profit Sharing and Savings Plan

(Modified Cash Basis)

Financial Statements and Supplemental Schedule

As of December 31, 2022 and 2021, and for the year ended December 31, 2022

Report of Independent Registered Public Accounting Firm

To the Plan Participants and the Plan Administrator of O’Reilly Automotive, Inc. Profit Sharing and Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of O’Reilly Automotive, Inc. Profit Sharing and Savings Plan (the Plan) as of December 31, 2022 and 2021, and the related statement of changes in net assets available for benefits (modified cash basis) for the year ended December 31, 2022, and the related notes (collectively referred to as the “financial statements”).  In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits (modified cash basis) of the Plan at December 31, 2022 and 2021, and the changes in its net assets available for benefits (modified cash basis) for the year ended December 31, 2022, in accordance with the modified cash basis of accounting described in Note 1.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on the Plan’s financial statements based on our audits.  We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks.  Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.  Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements.  We believe that our audits provide a reasonable basis for our opinion.

Supplemental Schedules Required by ERISA

The accompanying supplemental schedule (modified cash basis) of assets (held at end of year) as of December 31, 2022 (referred to as the “supplemental schedule”), has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements.  The information in the supplemental schedule is the responsibility of the Plan’s management.  Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule.  In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

We have served as the Plan’s auditor since 1992

Kansas City, Missouri

June 29, 2023

O’REILLY AUTOMOTIVE, INC.

PROFIT SHARING AND SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

(MODIFIED CASH BASIS)

(In thousands)

	December 31,
	2022	2021
Investments, at fair value (Note 3)	$1,328,284	$1,466,358
Notes receivable from participants	37,090	35,851
Net assets available for benefits	$1,365,374	$1,502,209

See accompanying Notes to Financial Statements.

O’REILLY AUTOMOTIVE, INC.

PROFIT SHARING AND SAVINGS PLAN

STATEMENT OF CHANGE IN NET ASSETS AVAILABLE FOR BENEFITS

(MODIFIED CASH BASIS)

(In thousands)

For the Year Ended
December 31, 2022
Additions:
Investment income (loss):
Net realized and unrealized depreciation in value of investments	$(85,445)
Dividend and interest income	4,175
Total investment loss	(81,270)

Interest income on notes receivable from participants	1,719

Contributions:
Rollover from other plans	4,559
Employer	32,455
Participant	96,723
Total contributions	133,737

Total additions	54,186

Deductions:
Distributions to participants	189,049
Administrative expenses	1,972
Total deductions	191,021

Net decrease in net assets available for benefits	(136,835)
Net assets available for benefits at the beginning of the year	1,502,209
Net assets available for benefits at the end of the year	$1,365,374

See accompanying Notes to Financial Statements.

O’REILLY AUTOMOTIVE, INC.

PROFIT SHARING AND SAVINGS PLAN

(Modified Cash Basis)

NOTES TO FINANCIAL STATEMENTS

December 31, 2022

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The items identified below are summaries of the significant accounting policies of the O’Reilly Automotive, Inc. (the “Company”) Profit Sharing and Savings Plan (the “Plan”):

Basis of Presentation

The accompanying financial statements have been prepared on the modified cash basis of accounting, which is a comprehensive basis of accounting other than United States generally accepted accounting principles.  Under this basis, employer and participant contributions are recorded when received rather than in the period to which they relate, and benefits and expenses are recorded when paid rather than when incurred.

On March 27, 2020, the U.S. Coronavirus Aid, Relief, and Economic Security (“CARES”) Act was enacted.  The CARES Act provided temporary relief for retirement plan sponsors and their participants and contains several provisions that temporarily impact 401(k) plans.  Certain provisions within the CARES Act were made effective immediately, prior to amending the Plan document.  Other relief provisions for participants, such as enhanced hardship withdrawal and payment terms, have been incorporated into the Plan.  Written amendments to the Plan to reflect these operational changes were adopted during the year ended December 31, 2022, which was by their respective deadlines in accordance with applicable law and Internal Revenue Service (“IRS”) guidance.

Valuation of Investments and Income Recognition

Investments held by the Plan are stated at fair value.  Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price).  Please refer to Note 3 for further discussion and disclosures related to fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded as earned.  Dividends are recorded on the ex-dividend date.  Net appreciation/(depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued, but unpaid, interest.  Interest income on notes receivable from participants is recorded when it is earned.  The notes receivable from participants are secured by the vested account balances of the borrowing participants.  No allowance for credit losses was recorded as of December 31, 2022 or 2021.  If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, a deemed distribution is recorded, which is a taxable event for the participant.  A loan offset is recorded to reduce the participant’s account balance by the outstanding amount of the loan when the loan has been determined to be in default and the participant account incurs a distributable event as defined in the Plan agreement.

Administrative Expenses

The Plan did not pay trustee administrative fees for the plan years ended December 31, 2022 and 2021, as provided by the Plan’s provisions.  The Plan did pay Plan related expenses incurred for consultation with third-party investment advisors and legal counsel for the plan years ended December 31, 2022 and 2021.  All additional administrative and investment related expenses were paid by the Plan participants.  Expenses relating to purchases, sales or transfers of the Plan’s investments are charged to the particular investment fund, to which the expenses relate.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements, accompanying notes and supplemental schedule.  Actual results could differ from those estimates.

New Accounting Pronouncements

No recent accounting pronouncements or changes in accounting pronouncements have occurred since those discussed in the Plan’s Annual Report on Form 11-K for the year ended December 31, 2021, that are of a material significance, or have potential material significance, to the Plan.

NOTE 2. DESCRIPTION OF THE PLAN

General

The following description of the Plan is provided for general information only.  Participants should refer to the plan agreement for a complete description of the Plan’s provisions.

The Plan is a defined contribution pension plan providing retirement benefits to substantially all non-union employees of the Company who have attained age 21.  The Plan is sponsored by the Company and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).  Please refer to the Plan agreement for complete information.

Trust Services

On October 1, 2022, the trustee function of the Plan changed from being performed by T. Rowe Price Company (“T. Rowe Price”) to Fidelity Management Trust Company (“Fidelity”).  As of December 31, 2022 and 2021, the Plan investments were held by Fidelity and T. Rowe Price, respectively, in various funds.  The trustee has authority for the purchase and sale of investments and makes payments from the Plan based on participant direction, subject to certain restrictions as specified in the trust agreement, the Plan document and ERISA.

Contributions

Participants may contribute up to 100% of their annual eligible compensation, as defined in the Plan document, to the Plan up to $20.5 thousand and $19.5 thousand for the years ended December 31, 2022 and 2021, respectively.  Participants 50 years of age or older may contribute up to $27 thousand and $26 thousand of their annual eligible compensation, as defined in the Plan document, to the Plan for the years ended December 31, 2022 and 2021, respectively.  Eligible team members are automatically enrolled in the Plan at a contribution rate of 2% of their annual eligible compensation.  Eligible team members may choose not to participate by declaring their intentions to do so prior to their initial enrollment date.

Eligible participants may make permitted voluntary rollover contributions to the Plan, subject to Plan requirements.

The Plan provides for a Company match of 100% of the first 2% of each participant’s voluntary contribution and 25% of the next 4% of each participant’s voluntary contribution.  A participant generally must be employed on December 31 to receive that year’s Company matching contribution, with the matching contribution funded annually at the beginning of the subsequent year following the year in which the matching contribution was earned.  Additionally, the Company may make discretionary profit sharing contributions to the Plan annually, as determined by its Board of Directors, up to a maximum aggregate Company contribution of 25% of the participants’ annual eligible compensation.  Participants are eligible for these discretionary contributions after at least 1,000 hours of service in a 12-consecutive month period of employment and generally must be employed on the last day of the Plan year.  During the years ended December 31, 2022 or 2021, the Company did not make any discretionary contributions to the Plan.  Participants can elect to allocate their contributions, as well as the employer contributions, to various equity, bond, fixed income or target date funds, O’Reilly Automotive, Inc. common stock, or a combination thereof.

Vesting

Participants are immediately vested in all voluntary contributions and actual earnings on these contributions.  Employer contributions, and earnings on employer contributions, vest based on years of service with the Company at a rate of 20% per year from years two through six and are 100% vested after six years of service.  In addition, upon a participant’s death or disability, as defined in the Plan document, all employer contributions, and earnings on employer contributions, become 100% vested.  Effective January 1, 2023, employer contributions, and earnings on employer contributions, vest based on years of service with the Company at a rate of 33% per year from years two through four and are 100% vested after four years of service.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and actual earnings and with an allocation of the Company’s contribution and actual Plan earnings.  Allocations of Company matching contributions are based on participant contributions and allocation of Company discretionary contributions are based on participant compensation.  Allocations of Plan earnings are based on participants’ account balances.  The non-vested portions of terminated participants’ account balances are transferred to a Plan controlled forfeiture account.  Each participant account is also charged with an allocation of administrative fees and investment fees.

Forfeiture Account

The Plan controlled forfeiture account, which is funded from the non-vested portions of terminated participants’ account balances, serves to pay future administrative expenses and reduce employer contributions.  During the years ended December 31, 2022 and 2021, $3.1 million and $2.6 million, respectively, in forfeitures were used to reduce employer contributions.  During the years ended December 31, 2022 and 2021, $6 thousand and $8 thousand, respectively, in forfeitures were used to pay Plan related consultation expenses.  At December 31, 2022 and 2021, the Plan retained $2.8 million and $3.1 million, respectively, in forfeitures.

Participant Loans

Participants are entitled to borrow from the Plan up to the lesser of $50 thousand or 50% of their vested account balance at a rate equal to one percentage point above the prime interest rate in effect, as reported in The Wall Street Journal, on the last business day of the month prior to the date the loan is made.  Funds borrowed from the plan as well as the applicable interest are repaid by payroll deductions over a period no longer than 15 years and are secured by the participant’s vested account balance.

Payment of Benefits

Upon termination of service, death, disability, or retirement, a participant may elect to receive a partial or lump-sum payment in an amount equal to the value of the participant’s vested account balance.  Participants may also elect to rollover their vested account balance into a different tax-qualified retirement plan or individual retirement account upon termination of service.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of plan termination, participants will become 100% vested in their account balances.

NOTE 3.  FAIR VALUE MEASUREMENTS

The Plan uses the fair value hierarchy, which prioritizes the inputs used to measure the fair value of its financial instruments.  The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).  The three levels of the fair value hierarchy are set forth below:

●	Level 1 - Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.
●	Level 2 - Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:
o	Quoted prices for similar assets and liabilities in active markets;
o	Quoted prices for identical or similar assets or liabilities in markets that are not active;
o	Observable inputs other than quoted prices that are used in the valuation of the assets or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals); and
o	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
●	Level 3 - Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

The level in the fair value hierarchy, within which the fair value measurement is classified, is determined based on the lowest level input that is significant to the fair value measure in its entirety.

A description of the valuation methodologies used for Plan assets measured at fair value are identified below:

●	Registered investment company mutual funds: Valued at the quoted net asset value of shares held by the Plan at year end.
●	Common stock: Valued at the closing price reported on the active market, on which the individual securities are traded.
●	Target retirement date common trusts: Valued using the net asset value (“NAV”) provided by T. Rowe Price. These funds are primarily invested in stocks, bonds and other short-term investments.
●	Stable value common collective trust: Valued using the NAV provided by T. Rowe Price. The fund is designed to deliver safety and stability by preserving principal and accumulating earnings. This fund is primarily invested in guaranteed investment contracts and synthetic investment contracts. Participant-directed redemptions have no restrictions; however, the Plan is required to provide a one year redemption notice to liquidate its entire share in the fund.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement as of the reporting date.

The tables below classify the investment assets measured at fair value on a recurring basis by level within the fair value hierarchy as of December 31, 2022 and 2021 (in thousands):

	December 31, 2022
		Quoted Prices in	Significant
		Active Markets	Other	Significant
		for Identical	Observable	Unobservable
	Total	Assets	Inputs	Inputs
	Investments	(Level 1)	(Level 2)	(Level 3)
Cash and cash equivalents	$1	$1	—	$—
Registered investment company mutual funds	89,373	89,373	—	—
Employer common stock	522,758	522,758	—	—
Target retirement date common trusts measured at NAV	680,696	—	680,696	—
Stable value common collective trust measured at NAV	35,456	—	35,456	—
Investment assets at fair value	$1,328,284	$612,132	$716,152	$—

	December 31, 2021
		Quoted Prices in	Significant
		Active Markets	Other	Significant
		for Identical	Observable	Unobservable
	Total	Assets	Inputs	Inputs
	Investments	(Level 1)	(Level 2)	(Level 3)
Cash and cash equivalents	$55	$55	$—	$—
Registered investment company mutual funds	113,791	113,791	—	—
Employer common stock	512,230	512,230	—	—
Target retirement date common trusts measured at NAV	814,054	—	814,054	—
Stable value common collective trust measured at NAV	26,228	—	26,228	—
Investment assets at fair value	$1,466,358	$626,076	$840,282	$—

NOTE 4.  INCOME TAX STATUS

The underlying volume submitter plan has received an advisory letter from the IRS dated June 30, 2020, stating that the form of the plan is qualified under Section 401 of the Internal Revenue Code (the “Code”), and therefore, the related trust is tax-exempt.  The Plan administrator has determined that it is eligible to, and has chosen to, rely on the current IRS volume submitter advisory letter.  Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status.  The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  Plan management has analyzed the tax positions taken by the Plan, and has concluded that there are no uncertain positions taken or expected to be taken.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE 5.  RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS

During 2022, certain Plan investments are shares in common collective trusts and mutual funds managed by T. Rowe Price or Fidelity.  During 2022, T. Rowe Price or Fidelity was the trustee as described by the Plan, and therefore, these transactions qualified as party-in-interest transactions.  Certain Plan investments are shares in the common stock of O’Reilly Automotive, Inc.  O’Reilly Automotive, Inc. is the Plan sponsor as described by the Plan, and therefore, these transactions qualified as party-in-interest transactions.  All of these transactions are exempt from the prohibited transaction rules.

NOTE 6.  RISKS AND UNCERTAINTIES

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

NOTE 7.  RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2022 and 2021, to the Plan’s Form 5500 (in thousands):

	December 31,
	2022	2021
Net assets available for plan benefits per the financial statements	$1,365,374	$1,502,209
Participant loans deemed distributed	—	(130)
Net assets available for plan benefits per Form 5500	$1,365,374	$1,502,079

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements and net income on the Plan’s Form 5500 for the year ended December 31, 2022 (in thousands):

For the Year Ended
December 31, 2022
Net increase in net assets available for benefits per the financial statements	$(136,835)
Change in participant loans deemed distributed	130
Net income per Form 5500	$(136,705)

O’REILLY AUTOMOTIVE, INC.

PROFIT SHARING AND SAVINGS PLAN

FORM 5500 SCHEDULE H, LINE 4I

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

(MODIFIED CASH BASIS)

E.I.N. 27-4358837, PLAN NO. 002

(In thousands)

December 31, 2022
Identity of Issuer, Borrower, Lessor or Similar Party	Current Value
Cash and cash equivalents	$1
T. Rowe Price common and collective trusts:
T. Rowe Price Retirement 2005 Trust, B	3,022
T. Rowe Price Retirement 2010 Trust, B	7,142
T. Rowe Price Retirement 2015 Trust, B	20,858
T. Rowe Price Retirement 2020 Trust, B	44,076
T. Rowe Price Retirement 2025 Trust, B	92,180
T. Rowe Price Retirement 2030 Trust, B	99,745
T. Rowe Price Retirement 2035 Trust, B	99,576
T. Rowe Price Retirement 2040 Trust, B	82,653
T. Rowe Price Retirement 2045 Trust, B	75,405
T. Rowe Price Retirement 2050 Trust, B	67,966
T. Rowe Price Retirement 2055 Trust, B	58,454
T. Rowe Price Retirement 2060 Trust, B	26,842
T. Rowe Price Retirement 2065 Trust, B	2,777
T. Rowe Price Stable Value Common Trust Fund, N	35,456
Registered investment company mutual funds:
American Beacon Small Cap Value Fund, Institutional	3,489
BlackRock Equity Dividend Fund, I	3,780
Fidelity 500 Index Fund (1)	24,080
Fidelity Extended Market Index Fund (1)	5,226
Fidelity U.S. Bond Index Fund (1)	6,581
Harbor Capital Appreciation Fund, Institutional	6,934
JPMorgan Mid Cap Value Fund, L	5,091
Metropolitan West Total Return Bond, Admin	1,941
Oakmark International Fund, I	655
PIMCO Income Fund Institutional Class	3,237
T. Rowe Price Institutional Mid Cap Equity Growth	5,401
T. Rowe Price QM U.S. Small-Cap Growth Equity Fund	5,746
Vanguard Federal Money Market Fund	2,813
Vanguard Inflation Protected Securities Fund	4,314
Vanguard International Growth Fund	3,941
Vanguard Total International Stock Index Fund, Admiral	6,144
O’Reilly Automotive, Inc. common stock (1)	522,758
Participant loans (interest rates ranging from 4.25% to 10.25%; maturities through 7/17/2037) (1)	37,090
$1,365,374
(1)	Party-in-interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

O’Reilly Automotive, Inc.
Profit Sharing and Savings Plan

June 29, 2023	By:	/s/	Jeremy A. Fletcher
Date		Jeremy A. Fletcher
O’Reilly Automotive, Inc.
Executive Vice President and Chief Financial Officer
(Principal Financial and Accounting Officer)

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm